CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of [ July ] 2004                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X   Form 40-F
                      ---            ---



                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b). 82-   .)

              Natuzzi Approves New Stock Incentive Plan;
    Daniele Tranchini Nominated Chief Sales and Marketing Officer

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--July 26, 2004--Natuzzi S.p.A (NYSE: NTZ), world leader in leather upholstery and Italy's largest furniture manufacturer, announces that the Shareholders' Ordinary Meeting approved the guidelines of the new stock incentive plan in favor of Natuzzi Group managers subject to assignment of Natuzzi S.p.A. shares. The plan will cover the period 2004-2009. During this period the Company will assign performance stock grants and options related to the achievement of pre-determined levels of individual, company and share price targets. The maximum number of shares to be issued in connection with the plan will be 3,000,000, each with nominal value of EUR 1.00, of which up to 500,000 will be available as stock grants and the remaining from the exercise of options granted under the plan. The issuance of the shares was approved by the Shareholders' Extraordinary Meeting and the responsibility for the issuance was delegated to the Board of Directors of Natuzzi. The regulation and management of the stock incentive plan is also delegated to the Board of Directors.
    The Board of Directors, in execution of the resolution of the Shareholders' Ordinary Meeting, approved the regulation of the plan and nominated a Restricted Committee for its implementation.
    The Company also announces that Daniele Tranchini has been nominated Chief Sales and Marketing Officer. Tranchini, who is 44 years old and holds a degree in International Business Administration from Florida State University in the United States, was previously Chairman and CEO of J. Walter Thompson Italy and founder of the Planet Life Economy Foundation.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 104 licensed Divani & Divani by Natuzzi and Natuzzi stores and 13 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel. +39 080 8820812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Mr. Giacomo Ventolone
             Tel. +39 080 8820124
             pr@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NATUZZI S.p.A.
                                             (Registrant)


Date: July 26, 2004                          By: /s/ GIUSEPPE DESANTIS
                                                 -------------------------------
                                                     Giuseppe Desantis